FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 6, 2008 announcing that Registrant has been chosen by a major international cellular operator to deploy a SkyAbis GSM cellular backhaul network in Bolivia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 6, 2008

Gilat SkyEdge II network deployed in Bolivia by major international cellular operator

New network for cellular backhaul brings reliable voice and data services to the country’s remote regions

Petah Tikva, Israel, November 6, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been chosen by a major international cellular operator to deploy a SkyAbis GSM cellular backhaul network in Bolivia. The new network, based on Gilat’s SkyEdge II platform, enables the extension of network coverage to remote regions of the country where cellular connectivity was previously unavailable due to economic constraints.

Following the successful deployment of the initial phase of the new network which provides cellular backhaul services to 50 base station sites in the country, the operator is currently expanding the network to cover an additional 50 sites.

Gilat’s SkyAbis is a prepackaged solution for cellular backhaul, based on the SkyEdge multi-service platform. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for GSM backhaul, with much higher space-segment efficiencies when compared to SCPC.

SkyEdge II provides significant advantages in bandwidth efficiency. The industry standard DVB-S2 outbound channel supports advanced features such as 32APSK modulation and ACM adaptivity. SkyEdge II can also scale to over 135Mbps for the outbound, thus servicing thousands of BTSs. The SkyEdge II inbound is based on the RCS standard, with additional enhancements such as 8PSK modulation, inbound adaptivity and customized QoS for backhaul applications.

Doron Elinav, Vice President Marketing for Gilat Network Systems, Gilat, said, “Satellite backhaul for cellular networks is an important market for Gilat and SkyEdge II brings new benefits for the end-to-end SkyAbis solution. SkyAbis provides mobile network operators a faster return on investment enabling them to reach more subscribers and untapped markets.”

Russell Ribeiro, Gilat Network Systems’ regional vice president, Latin America, said, “The successful deployment of the first phase of this network, led to the request to expand the network, and that clearly indicates the benefits of Gilat’s end-to-end cellular backhaul solution – enabling operators to provide cellular service to remote regions in a most competitive way.”

SkyEdge II adds new capabilities to Gilat’s industry-leading SkyEdge family of VSAT products. Gilat’s SkyEdge portfolio enables the delivery of high-quality voice, broadband data and video services. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers. With Gilat’s comprehensive SkyEdge portfolio, service providers can choose the most suitable product for their application needs.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com